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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 May 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 May 2003
Number	18/03

BHP Billiton Signs Agreements with CNOOC

BHP Billiton today announced it had signed, together with the other participants in the North West Shelf (NWS) Venture, further agreements with a related entity of the China National Offshore Oil Corporation (CNOOC) with regard to the equity participation by CNOOC in the North West Shelf Project. The agreements give effect to the key terms agreed with CNOOC in October 2002 and follow on from the sale and purchase agreements to supply gas to China's Guangdong liquefied natural gas (LNG) project.

Under the equity agreements, CNOOC will purchase an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. It will acquire title to a proportion of North West Shelf gas reserves and rights to process its gas and associated liquefied petroleum gas and condensate through North West Shelf Venture offshore and onshore infrastructure. CNOOC will participate with a 25% share in the new joint venture, the "China LNG Joint Venture" and each of the six original NWS participants will hold 12.5%.

Subject to anticipated completion of regulatory and other approvals later this year, CNOOC, will pay each of the six NWS Venture participants about US$58 million for its interest in the NWS Project titles. This interest represents about 5.3% of current NWS Project gas reserves.

CNOOC will also pay a tariff to the NWS Venture participants for access to the processing infrastructure.

The transaction does not include equity in, or access to, oil reserves or oil production facilities.

Last October, Sale and Purchase Agreements were signed between the NWS Venture participants and the companies comprising the Guangdong LNG Project, including CNOOC, for the purchase and supply of approximately 3.3 million tonnes of LNG per year to Phase One of the project, China's first LNG import project which will be located in the country's fastest growing Province.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 May 2003